Exhibit (a)(5)(K)

Press Release

Expiration Date of Tender Offer for MICROS Systems, Inc. Shares Extended to August 15, 2014

Redwood Shores, Calif. – July 29, 2014

News Facts

Oracle Corporation (NYSE: ORCL) announced today that, in accordance with the terms of its merger agreement with MICROS Systems, Inc. (Nasdaq: MCRS), Rocket Acquisition Corporation, a subsidiary of OC Acquisition LLC, a subsidiary of Oracle Corporation, has extended its all-cash tender offer for $68.00 per share for all of the issued and outstanding shares of common stock, par value of $0.025 per share (the “Shares”), of MICROS Systems, Inc. to 12:00 Midnight, New York City time, at the end of August 15, 2014, unless further extended. The tender offer was previously set to expire at 12:00 Midnight, New York City time, at the end of July 31, 2014.

American Stock Transfer & Trust Company LLC, the depositary for the tender offer, has indicated that as of 12:00 Midnight, New York City time, at the end of July 28, 2014, approximately 74,902,285 Shares were issued and outstanding, and 1,896,113 Shares have been tendered into and not properly withdrawn from the tender offer.

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This document is for informational purposes only and may not be incorporated into a contract or agreement.

Contact Info

Deborah Hellinger Oracle Corporate Communications +1.212.508.7935 deborah.hellinger@oracle.com	Ken Bond Oracle Investor Relations +1.650.607.0349 ken.bond@oracle.com

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication is for informational purposes only. The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related Letter of Transmittal and other offer materials) filed by Rocket Acquisition Corporation with the U.S. Securities and Exchange Commission (“SEC”) on July 3, 2014, as amended from time to time. In addition, on July 3, 2014, MICROS Systems, Inc. filed a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC related to the tender offer. Stockholders of MICROS Systems, Inc. are urged to read these documents, all amendments thereto and other documents filed with the SEC carefully in their entirety because they contain important information about the tender offer. The tender offer statement and certain other offer documents, along with the Solicitation/Recommendation statement, will be made available to all stockholders of MICROS Systems, Inc. at no expense to them. These documents are available at no charge through the web site maintained by the SEC at http://www.sec.gov. The Offer to Purchase, related Letter of Transmittal, the Solicitation/Recommendation statement and other offering documents may also be obtained for free by contacting the Information Agent for the tender offer, Innisfree, M&A Incorporated, toll-free at 888-750-5834.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and MICROS Systems, Inc., including statements that involve risks and uncertainties concerning Oracle’s proposed acquisition of MICROS Systems, Inc., anticipated customer benefits and general business outlook. When used in this document, the words “anticipates”, “can”, “will”, “look forward to”, “expected” and similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Any such statement may be influenced by a variety of factors, many of which are beyond the control of Oracle or MICROS Systems, Inc., that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this document due to a number of risks and uncertainties. Potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed, the anticipated synergies of the combined companies may not be achieved after closing, the combined operations may not be successfully integrated in a timely manner, if at all, general economic conditions in regions in which either company does business, and the possibility that Oracle or MICROS Systems, Inc. may be adversely affected by other economic, business, and/or competitive factors. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or MICROS Systems, Inc. You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Neither Oracle nor MICROS Systems, Inc. is under any duty to update any of the information in this document.

In addition, please refer to the documents that Oracle and MICROS Systems, Inc., respectively, file with the U.S. Securities and Exchange Commission (the “SEC”) on Forms 10-K, 10-Q and 8-K. These filings identify and address other important factors that could cause Oracle’s and MICROS Systems, Inc’s respective operational and other results to differ materially from those contained in the forward-looking statements set forth in this document. You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Neither Oracle nor MICROS Systems, Inc. is under any duty to update any of the information in this document.